Exhibit 99.2

HOLLINGER INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	March 31,
	2007	2007

(expressed in thousands of dollars)
ASSETS

CURRENT

Cash and cash equivalents	$43,554	$30,788
Restricted cash (note 3)	2,929	-
Accounts receivable	917	217
Amounts due from related parties (note 4)	-	-
Prepaid expenses and other	537	1,295
Mortgage receivable (note 5)	3,176	-
Assets held for sale (note 7)	742	7,210
Current assets of discontinued operations (note 2)	-	1,184

	51,855	40,694

MORTGAGES RECEIVABLE (note 5)	-	11,445
INVESTMENTS (note 6)	87,617	89,174
PROPERTY AND EQUIPMENT (note 8)	727	694
RESTRICTED CASH (note 3)	1,747	1,751
FUTURE INCOME TAX ASSETS	10,618	10,851
LONG-TERM ASSETS OF DISCONTINUED OPERATIONS
(note 2)	-	682

	$152,564	$155,291

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	$12,636	$10,327
Amounts due to related parties (note 4)	90,772	89,483
Income taxes payable	3,963	3,979
Dividends payable - Series II Preference Shares	4,785	5,188
Retractable preference shares (note 9)	4,346	4,423
Secured notes (note 10)	98,896	107,229
Current liabilities of discontinued operations (note 2)	-	2,136

	215,398	222,765

FUTURE INCOME TAXES	10,923	13,589
POST RETIREMENT BENEFITS	9,187	9,436

	235,508	245,790

SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK (note 11)	345,932	345,932
CONTRIBUTED SURPLUS (note 16)	23,283	22,733
ACCUMULATED OTHER COMPREHENSIVE LOSS	-	(53)
DEFICIT	(452,159)	(459,111)
	(452,159)	(459,164)
	(82,944)	(90,499)

	$152,564	$155,291

Contingencies and legal matters (notes 12, 13 and 14)
Subsequent events (note 19)

APPROVED ON BEHALF OF THE BOARD:

(signed) Stanley Beck	(signed) Wesley G. Voorheis
Director	Director

See accompanying notes to consolidated financial statements.

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF ACCUMULATED
OTHER COMPREHENSIVE LOSS
(Unaudited)
	Three months ended	Three months ended
	June 30,	June 30,
	2007	2006

(expressed in thousands of dollars)

BALANCE - Beginning of period	$(53)	$(190)

Foreign currency translation adjustment	53	268

BALANCE - End of period	$-	$78

See accompanying notes to consolidated financial statements.

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited)

	Three months ended
	June 30,
	2007	2006

(expressed in thousands of dollars)

DEFICIT - Beginning of period	$(459,111)	(373,923)

Net income (loss) for the period	6,952	(13,880)

DEFICIT - End of period	$(452,159)	$(387,803)

See accompanying notes to consolidated financial statements.

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended
	June 30,
	2007	2006

(expressed in thousands of dollars except share and per share amounts)

REVENUE

Investment and dividend income	$527	$1,570
Other revenues	57	278

	584	1,848
EXPENSES

Amortization	28	58
General and administrative	1,525	1,596
Directors' fees	143	139
Stock-based compensation (note 15)	550	27
Professional fees and other expenses	3,302	3,707
Legal fees indemnity (note 4)	7,584	-
Interest on senior secured notes	3,183	3,360
Interest expense - Series II Preference Shares	-	42
Interest expense - related parties	2,026	1,861
Other interest (net of recoveries)	(499)	203

	17,842	10,993

LOSS BEFORE THE UNDERNOTED	(17,258)	(9,145)

OTHER (GAINS) LOSSES
Unrealized loss on investments	1,558	13,196
Unrealized (gains) on Series II Preference shares	(77)	(655)
(Gain) on sale of property	(6,702)	-
Net foreign currency (gains)	(14,696)	(5,969)

	(19,917)	6,572

INCOME (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	2,659	(15,717)

PROVISION FOR (RECOVERY OF) INCOME TAXES
Current	440	292
Future	(2,433)	(2,057)
	(1,993)	(1,765)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	4,652	(13,952)

INCOME FROM DISCONTINUED OPERATIONS (note 2)	2,300	72

NET INCOME (LOSS) FOR THE PERIOD	$6,952	$(13,880)

Net income (loss) per retractable common share - Basic and diluted

Net income (loss) from continuing operations	$0.13	$(0.40)
Net income from discontinued operations	0.07	0.00
Net income (loss)	$0.20	$(0.40)

Weighted average shares outstanding - Basic and diluted	34,945,776	34,945,776

See accompanying notes to consolidated financial statements.

HOLLINGER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended
	June 30,
	2007	2006

(expressed in thousands of dollars)

CASH FLOWS FROM

OPERATING ACTIVITIES

Net income (loss) from continuing operations for the period	$4,652	$(13,952)

Items not affecting cash
Amortization	28	58
Stock-based compensation	550	27
Recovery of future income taxes	(2,433)	(2,057)
Unrealized and realized losses on investments	1,558	13,196
Unrealized and realized gains on Series II Preferrered shares	(77)	(655)
Gain on sale of assets held for sale	(6,702)	-
Foreign exchange on secured notes	(8,333)	(4,827)
Other	(19)	(10)

	(10,776)	(8,220)

Changes in non-cash items related to operating activities
Accounts receivable	(700)	(7)
Prepaid expenses and other	758	516
Accounts payable and accrued liabilities	2,309	2,609
Income taxes payable	(16)	627
Amounts due to/from related parties	1,289	(1,112)
Post retirement benefits paid	(249)	(101)
Dividends payable	(403)	(189)

Net cash used in continuing operating activities	(7,788)	(5,877)

INVESTING ACTIVITIES

Proceeds from sale of assets held for sale	13,239	-
Proceeds from sale of mortgage receivable	8,344	-
Restricted cash	(2,925)	5,248
Additions to property and equipment	(134)	(59)

Net cash provided by continuing investing activities	18,524	5,189

DISCONTINUED OPERATIONS

Net cash provided by operating activities	1,348	24
Net cash provided by investing activities	682	-

Net cash provided by discontinued operations	2,030	24

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	12,766	(664)

CASH AND CASH EQUIVALENTS - Beginning of period	30,788	18,454

CASH AND CASH EQUIVALENTS - End of period	$43,554	$17,790

Supplemental disclosure of financing and investing activities

Interest paid	$-	$27

Income taxes paid	$505	$115

See accompanying notes to consolidated financial statements.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

OVERVIEW

Hollinger Inc. is an open-end investment holding company and a "mutual fund corporation" under the Income Tax Act (Canada).  Unless the context otherwise requires, when used in these notes, the term "Corporation" refers to Hollinger Inc. and its direct and indirect subsidiaries other than Sun-Times Media Group, Inc. ("Sun-Times", formerly Hollinger International Inc.) and its subsidiaries. The Corporation's principal asset is its interest in Sun-Times, in which it held approximately 70.0% of the voting interest and 19.7% of the equity interest at June 30, 2007 (70.0%/19.7% at March 31, 2007).  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.  For the reporting periods, the Corporation also owned a portfolio of commercial real estate in Canada.

The Corporation's Series II preference shares are retractable at the option of the holder for an amount based on the market trading value of Sun-Times Class A shares.  The Corporation's common shares (the "Common Shares") are retractable, at the option of the holder, for an amount based on the market value of the Corporation's net assets, determined on a non-consolidated basis.

The Corporation cannot redeem shares or declare or pay dividends in certain circumstances.  These circumstances include if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due.  The Corporation is currently prevented from honouring retractions of Series II preference shares and Common Shares as a consequence of it being in default under the terms of the indentures governing the 11.875% senior secured notes due March 2011 issued in March 2003 (the "Senior Notes") and the 11.875% senior secured notes due March 2011 issued in September 2004 (the "Second Priority Notes", and together with the Senior Notes, the "Secured Notes" – see note 10).

As a result of the inability by the Corporation to file its financial statements on a timely basis, on June 1, 2004, the Ontario Securities Commission (the "OSC") issued a management and insider cease trade order (the "MCTO") prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation until the revocation of the MCTO.  On April 10, 2007, the OSC issued an order revoking the MCTO.  The revocation order stemmed from the remediation by the Corporation of its historical continuous disclosure record on March 7, 2007.

The comparative interim financial information for the three months ended June 30, 2006 in these financial statements have not been reviewed by the auditors of the Corporation.

1.	SIGNIFICANT ACCOUNTING POLICIES

Creditor protection and restructuring

On August 1, 2007 (the “Filing Date”), the Corporation obtained an order (the “Initial Order”) from the Ontario Superior Court of Justice (the “Ontario Court”) granting it creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). The Initial Order may be amended throughout the CCAA proceedings on motions from the Corporation, its creditors, and other interested stakeholders. On the same date, the Corporation made a concurrent petition for an Order under Chapter 15 of the United States Bankruptcy Code. These proceedings include the Corporation and its wholly-owned

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

subsidiaries, Sugra Limited (“Sugra”) and 4322525 Canada Inc. (“4322525”) only.  These companies are collectively referred to as the “Applicants”.  During the stay period, the Applicants are authorized to continue operations. Ernst & Young Inc. was appointed by the Court as monitor (the “Monitor”) in the Canadian proceedings and will be reporting to the Court from time to time on the Applicants’ cash flow and on other developments during the proceedings.

The Initial Order and the U.S. proceedings provided for an initial stay period of 30 days, and may potentially be extended to such later dates as the Court may order. The purpose of the Initial Order and stay of proceedings was to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors.

The CCAA proceedings have triggered defaults under substantially all debt obligations of the Applicants (see note 10).  The Initial Order generally stays actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants’ property. The Initial Order grants the Applicants the authority to pay outstanding and future wages, compensation, salaries, employee and pension benefits, vacation pay, retention and similar bonuses and other obligations to employees; the costs of goods and services, both operating and of a capital nature, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the date of the filing; and such other reasonable amounts as are necessary for the Applicants to carry on business in the ordinary course, with the concurrence of the Monitor.

Basis of presentation and going concern

These consolidated financial statements have been prepared using the same Canadian generally accepted accounting principles (“GAAP”) as applied by the Corporation prior to the filing for CCAA.  While the Applicants have filed for and been granted creditor protection, these consolidated financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The creditor protection proceedings provide the Corporation with a period of time to stabilize its operations and financial condition and develop a restructuring plan.

Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and accordingly substantial doubt exists as to whether the Corporation will be able to continue as a going concern.  Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern.  If a restructuring plan is not approved and the Corporation fails to emerge from CCAA, the Corporation could be forced into liquidation of the Applicants’ assets.  Under a liquidation scenario, adjustments would be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these consolidated financial statements.

The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures governing its Secured Notes, contingent liabilities related to various disputes, investigations, indemnities and legal proceedings (see notes 12, 13, and 14), the suspension of dividends by Sun-Times, the decline in the trading value of the Sun-Times Class A shares, the Corporation's limited cash resources, cumulative excess of the Corporation’s cash outflows over its cash inflows and the depletion of the Corporation’s non-core assets.  As such, the Corporation’s realization of assets and discharge of liabilities are subject to significant uncertainty.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, in the reported expenses and in the balance sheet classifications used.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with GAAP for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with GAAP are not provided.  These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements of the Corporation for March 31, 2007.  The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Disposal of long-lived assets and discontinued operations

A long-lived asset that meets the conditions as held for sale is measured at the lower of its carrying amount or its fair value less costs to sell. Such assets are not amortized while they are classified as held for sale. The results of operations of a component of an entity that has been disposed of, or is classified as held for sale, are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated as a result of the disposal transaction, and the entity will not have any continuing involvement in the operations of the component after the disposal transaction.

2.	DISCONTINUED OPERATIONS

On May 30, 2007, the Company sold all of the shares of its Costa Rican subsidiary, Editorial La Razon, S.A. (“ELR”) that publishes La Republica, a newspaper published in Costa Rica, for total cash consideration of $2.1 million (US $2.0 million), less selling expenses of $90,000.  The operating results of ELR have been eliminated from the Company’s current operations and the Company will not have a significant continuing involvement in the operations of ELR after May 30, 2007.

Consequently the operating results and cash flows of ELR (for the period from April 1, 2007 to the date of sale May 30, 2007)  and for the comparative period have been presented separately under "Discontinued Operations".  The assets and liabilities of ELR have also been presented separately as discontinued operations in the balance sheet as at March 31, 2007.

The net  liabilities of ELR at May 30, 2007 were as follows:

Assets
Current assets	$1,306
Long-term assets	607
1,913
Current liabilities	2,078
Net liabilities of discontinued operations	$(165)

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

The following represents the results of operations and the gain on sale of ELR, all included in  discontinued operations in these financial statements:

	Three months ended June 30,	Three months ended June 30,
	2007	2006
Revenues	$718	$838
Expenses	585	735
Income from operating activities	133	103
Income tax expense	41	31
Income from discontinued operations, net of tax	92	72
Net liabilities of discontinued operations	165	-
Proceeds on sale, net of costs of $90,000	2,043	-
Income from discontinued operations, net of tax	$2,300	$72

3.	RESTRICTED CASH

Restricted cash is comprised as follows:

	June 30,	March 31,
	2007	2007
Current:
Escrow deposit – Morneau Sobeco Limited Partnership (“Morneau Sobeco”) -(a)	$2,929	$-

Long-term:
Cash security for certain officers' indemnities (b)	520	524
Cash security for post-employment obligations (c)	1,227	1,227
	1,747	1,751
	$4,676	$1,751

(a)
Morneau Sobeco, as administrator appointed by the Financial Services Commission of Ontario, asserted a claim against 10 Toronto Street Inc. (“TSI”), a wholly-owned subsidiary of the Corporation, for an order that TSI pay $2.9 million, plus costs and interest, with respect to alleged deficiencies owing in respect of a defined benefit pension plan sponsored by The Ravelston Corporation Limited ("RCL") for various individuals, some of whom were or are employees of the Corporation and who are former employees of RCL (the “RCL Plan”).  TSI has filed a

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

defense and examinations for discovery are expected to be held in August 2007.  Proceeds of $2.9 million from the sale of the property at 10 Toronto Street was paid into an interest bearing trust account as security on this matter as a condition to Morneau Sobeco lifting a lien.  These funds remain in trust pending the outcome of motions, to determine if the funds should continue to be held in trust pending a determination of Morneau Sobeco's claims or if the funds should be released to TSI.

(b)	In March 2005, the Corporation established a trust in support of the Corporation's indemnities in respect of two of its officers, with a deposit of $500,000.

(c)
In April 1998, the Corporation paid to the Domgroup Ltd. Trust an amount of $1.2 million in support of group health benefits for specified retirees of the former Dominion Stores.  Based on a triennial actuarial valuation, if there is a deficit in the trust, the Corporation is required to immediately fund the deficit.  Alternatively, if there is a surplus, the Corporation is permitted to reduce the amount of funds held in the trust.  Based on the actuarial valuation as at December 31, 2005, the Corporation's obligations were fully funded by the funds held in the trust.

4.	RELATED PARTIES

Amounts due from and due to related parties are comprised as follows:

	June 30,	March 31,
	2007	2007
Amounts due from:
The Ravelston Corporation Limited, a parent company (a) and (b)	$26,172	$25,705
Ravelston Management Inc. ("RMI") (b)	89,851	93,386
Sun-Times and its subsidiaries (c) and (d)	1,498	1,533
Former directors and other related parties	386	370
	117,907	120,994
Allowance for doubtful amounts	(117,907)	(120,994)
	$-	$-

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

	June 30,	March 31,
	2007	2007
Amounts due to:
Former directors under share unit plan (f)	$251	$243
Disputed amount due to Conrad Black ("Black") (e)	23,380	24,405
Sun-Times and its subsidiaries (c) and (d)	40,307	42,109
Disputed amounts due to Sun-Times relating to indemnities of former directors and officers (d)	24,287	18,110
Amounts accrued for Catalyst Fund General Partner I Inc. ("Catalyst") claim (g) (see also note 19(a))	2,000	3,975
Other related parties	547	641
	$90,772	$89,483

Amounts due to/from related parties have been included in current assets and current liabilities, respectively.  Transactions with related parties are measured at the exchange amount.

Related party interest expense amounts are comprised as follows:

	Three months ended June 30,	Three months ended June 30,
	2007	2006
Interest expense – related parties
Sun-Times (c)	$1,346	$1,224
Black (e)	680	637
	$2,026	$1,861

(a)	This balance relates primarily to the following:

(i)
three loans made to RCL in the principal amounts of $4.7 million, $4.8 million and $5.2 million, by Domgroup Ltd. ("Domgroup"), a wholly-owned subsidiary of the Corporation, to assist RMI, a subsidiary of RCL, in meeting its obligations to the Corporation under the support agreement entered into in March 2003 (the “Support Agreement”) between the Corporation and RMI in connection with the Corporation’s issuance of the Secured Notes (see note 10) and thereby assist the Corporation in meeting its obligations under the Indentures, as described herein.  Each of the loans is evidenced by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly, and secured pursuant to a general security agreement of RCL; and

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(ii)
costs of approximately $7.0 million incurred in connection with a going private transaction proposed by RCL in 2004 (the "Strategic Transaction"), which RCL agreed to reimburse to the Corporation pursuant to a reimbursement agreement.  The RCL obligation to reimburse the Corporation is secured by a general security agreement.

The principal amounts of these balances and any accrued interest thereon remain outstanding.  Demand has been made for repayment of these amounts.  Because collectibility of the amounts is uncertain, the amounts have been fully provided for in these consolidated financial statements and any interest income from related parties has been recorded on a cash basis.

(b)
The Corporation has claimed amounts due from RMI of $89.9 million at June 30, 2007 ($93.4 million at March 31, 2007) in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement are denominated in US$ and translated at the reporting date.  Such amounts do not accrue interest and are unsecured obligations of RMI.  Pursuant to the Contribution Agreement (see below), RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of the RCL investment in shares of RMI.

On April 20, 2005, RCL and RMI were each granted protection (the "Ravelston CCAA and Receivership Order") under the CCAA and the Courts of Justice Act (Ontario).  The monitor, receiver and manager (the "Ravelston Receiver") under these orders is RSM Richter Inc. (see note 14(c)).  As a result, the collectibility of the amounts described in (a) and (b) above is uncertain and full provision for doubtful amounts receivable and the reversal of amounts recorded in contributed surplus but not received have been recorded in these accounts.

On March 10, 2003, the date the Corporation issued the Senior Notes, RMI entered into the Support Agreement with the Corporation under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation or subordinated debt.  The Corporation, RMI and RCL also entered into an agreement (the "Contribution Agreement") in this regard.  Under the terms of the Contribution Agreement and following the repayment of certain related party loans, any support payments received during 2003 and 2004 were treated as contributions of capital and included in contributed surplus.  The amount of the annual support payments is equal to the greater of (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), and (b) US$14 million per year (less any future payments of services agreement fees directly to the Corporation, and any excess in the net dividend amount received by the Corporation on the shares of Sun-Times that is over US$4.7 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation.  The timing of payment of such support amount on a quarterly basis is defined in the Indentures to be within 45 days after each of the first three quarters of the fiscal year and within 90 days of the last quarter of the fiscal year. The Support Agreement terminates upon the repayment in full of the Secured Notes.  The obligations under the Support Agreement and the Contribution Agreement are the subject of a dispute with RCL and RMI.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(c)	This balance includes an amended promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million. The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind). The aggregate outstanding principal and accrued interest was $38.7 million (US$36.4 million) at June 30, 2007 $40.5 million (US$35.1 million) at March 31, 2007). Interest is calculated quarterly and all amounts owing under this promissory note are payable on demand after March 1, 2011. The Corporation paid $0.8 million (US$0.7 million) through August 31, 2003 and no further interest payments have been made to Sun-Times. Interest continues to accrue. Certain covenants under the Secured Notes restrict payment of interest. This promissory note is also secured by a pledge of the Corporation's Contribution Agreement with RCL and RMI. The promissory note is guaranteed by RCL and secured by its receivables under the RCL management services agreement with CanWest Global Communications Corp. ("CanWest"). The Corporation understands that such RCL/CanWest management services agreement was terminated in May 2005. All amounts owing under the note are subordinated to the Secured Notes.

  On March 10, 2003, Sun-Times repurchased for cancellation 2,000,000 Sun-Times Class A shares from the Corporation at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million).  Sun-Times also redeemed from the Corporation, pursuant to a redemption request, all of the 93,206 outstanding shares of its Series E redeemable convertible preferred stock at the fixed redemption price of $146.63 per share for total proceeds of $13.6 million (US$9.3 million). These transactions were completed in conjunction with the Corporation closing the private placement of the $120 million tranche of Senior Notes issued March 10, 2003.

Proceeds from the repurchase and redemption were offset against debt due to Sun-Times by the Corporation, resulting in net outstanding debt due to Sun-Times of approximately $29.9 million (US$20.4 million) as of March 10, 2003.

The debt due to Sun-Times represented amounts loaned by Sun-Times to the Corporation in connection with the cash purchase by the Corporation of special shares of Hollinger Canadian Publishing Holdings Inc., a subsidiary of Sun-Times, in 1997.  In 2001, the special shares were exchanged for cash.

The Corporation and Sun-Times previously reported that a committee of independent directors of Sun-Times had agreed to a partial subsequent offset of the remaining US$20.4 million of debt against amounts owed by Sun-Times to RMI and further stated that the offset was effected April 30, 2003. Although the Corporation believed final approval had been given for the offset by the committee of independent directors of Sun-Times, the committee advised that final approval of any offset was subject to appropriate due diligence and receipt of an independent fairness opinion. Upon completion of its due diligence review, the committee decided to withhold approval of the subsequent partial offset.

As a result of its understanding that the subsequent partial offset had been completed on April 30, 2003, the Corporation did not pay interest on the principal amount of the debt due to Sun-Times that had been partially offset.  RCL did not make the payment due on June 30, 2003 into a cash collateral account of Sun-Times securing the debt. Since that time, the Corporation has not paid

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

interest on the principal amount that remained after the subsequent partial offset and RCL has made no further payments to the cash collateral account.

(d)
The Corporation has accrued approximately $24.3 million (US$22.8 million) at June 30, 2007 ($18.1 million (US$15.7 million) at March 31, 2007) relating to legal fees incurred by Black, the controlling shareholder of RCL and the Corporation's former Chairman and Chief Executive Officer, and F. David Radler ("Radler"), a shareholder of RCL and the Corporation's former President, and other former officers and directors, the reimbursement of which is being sought from the Corporation under the terms of the Corporation's alleged indemnity of these former directors and officers.  This amount reflects an estimate of possible claims for legal fees incurred up to the balance sheet date under the terms of these indemnities, based on correspondence received by the Corporation.  Such claims may exceed the amounts estimated if, for example, billings for legal fees were not made on a timely basis.  The Corporation disputes its obligation to make any payments under the terms of these indemnities.  Any indemnities in respect of criminal charges may be recoverable in the event that the indemnified party is convicted, once such conviction is no longer subject to appeal.

(e)
Pursuant to an Order of the Delaware Court of Chancery, the Corporation and Black were ordered to jointly pay Sun-Times an aggregate of US$16.6 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this Order, of which US$15.3 million was advanced by Black and US$6.0 million was advanced by the Corporation.  Black has demanded repayment from the Corporation of the amount advanced by him plus interest.  The Corporation disputes any obligation to make restitution to Black (see note 14(d)).  Although the Corporation disputes Black's claim for these amounts and believes that, in any event, it has a valid basis for offsetting any such amount against various unrecorded amounts contingently owing to it by Black, the consolidated balance sheets include a liability to Black for such balance, plus interest accrued at the rate of 12% per annum, which the Corporation understands was the interest rate incurred by Black to finance the payment.  The amounts contingently owing to the Corporation by Black include amounts claimed in respect of the non-compete payments.

(f)
Effective February 24, 1999, directors of the Corporation were permitted to elect up to 100% of total fees to which they were entitled to be paid in the form of deferred share units under the Directors' Share Unit Plan, as amended (the "DSUP").  For a director that elected to participate, deferred share units equal to the number of Common Shares that could have been purchased in the open market were credited to an account maintained by the Corporation for that director under the DSUP.  Deferred share units are normally to be paid to the director no later then December 31 of the year following the calendar year in which the director ceased to serve, based on the market value of the Common Shares on the date of the payment.  All amounts outstanding relate to former directors.

(g)
The Corporation received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the court-imposed inspection of the Corporation and litigation to which the Corporation and Catalyst were parties.  Catalyst is related to the Corporation by virtue of being a shareholder of the Corporation and because Newton Glassman, a former director of the Corporation, is the Managing Partner of The

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

Catalyst Capital Group Inc.  The Corporation previously accrued the full amount of this demand in its consolidated financial statements.  In July 2007, the Corporation paid $2 million of these costs in full settlement of the Catalyst demand (see note 19(a)).

(h)
Certain employees of the Corporation are former employees of RMI.  Employment contracts for these employees were transferred to the Corporation effective January 1, 2004.  The employees retained all seniority, pension benefits and other entitlements available while employed by RMI and remain beneficiaries under an existing pension plan. The pension plan is now under the control of Morneau Sobeco, as administrator, appointed by the Financial Services Commission of Ontario.  The Corporation is unable to determine and no agreement has been made between RCL, RMI and the Corporation as to their respective legal obligations in respect of the RCL Plan (see notes 3(a) and 12(r)).

(i)
On February 7, 2006, the Ontario Court approved an agreement between TSI and the Ravelston Receiver.  The agreement amends an agreement entered into between TSI and Argus made as of June 30, 1986 granting Argus an option to purchase and a right of first refusal with respect to the real property located at 10 Toronto Street in Toronto, Ontario.  The agreement provided for the early expiration of the option and the termination of the right of first refusal in exchange for a commitment to pay a minimum of $750,000 and possible additional consideration upon the sale of the property.  On May 8, 2007, TSI sold the real property located at 10 Toronto Street for $14 million.  Pursuant to the Option Amending Agreement, a payment of $1.0 million was made to the Ravelston Receiver.

(j)
On January 16, 2007, it was agreed that Randall C. Benson ("Benson") would cease to serve as Chief Restructuring Officer ("CRO") of the Corporation after a short transition period, following which G. Wesley Voorheis ("Voorheis"), a director of the Corporation and chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement Memorandum of Agreement ("Advisory Agreement MOA"), Benson ceased to serve as the CRO of the Corporation on March 7, 2007 and the advisory agreement effective as of July 15, 2005 (the "Advisory Agreement"), pursuant to which the CRO services were provided, was terminated.  The Advisory Agreement MOA also provided that in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation would pay to 1379074 Ontario Ltd. ("Benson Consulting") the amount of $1 million.  All payments required under the Advisory Agreement MOA have been made.

On January 15, 2007, the Corporation and VC & Co. Incorporated ("VC&Co."), a corporation controlled by Voorheis, entered into an engagement agreement (the "Voorheis Engagement Agreement"), pursuant to which Voorheis agreed to act as senior executive of the Corporation subject to the satisfaction of certain conditions.

On June 20, 2007, Voorheis was appointed to serve as Chief Executive Officer of the Corporation. Under the terms of a consulting services agreement effective as of April 16, 2007, VC&Co., a corporation controlled by Voorheis, will be paid a base fee of $75,000 per month and will be eligible for additional milestone fees based on substantial completion of certain milestone achievements. These include a milestone fee of $1.2 million upon substantial completion of a refinancing of the Corporation's outstanding Secured Notes or a resolution of the outstanding

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

issues with the Noteholders and, provided this milestone has been achieved, an additional milestone fee of $1.4 million upon the completion of (i) the sale or other disposition by the Corporation of substantially all of its shares of Sun-Times, (ii) the sale or other disposition of a majority of the outstanding common shares of the Corporation in a transaction that is supported by the Corporation’s board of directors, or (iii) the sale or other disposition of all or substantially all the assets of the Corporation or Sun-Times.  VC&Co. was also paid $180,000 for professional services rendered by Voorheis in his executive capacity in respect of accomplishments of Voorheis since he began rendering executive services during the period from January 15, 2007 to April 15, 2007.  In addition,  effective May 7, 2007, Voorheis has been issued options to acquire 1,000,000 common shares at the then current market price of $0.70 per share.  In the event that, during the 12 months following January 15, 2007, the Corporation issues additional common shares or securities which are convertible into, or carry the right to receive or provide the Corporation with the right to issue, additional common shares (or other equity-like securities), VC&Co. will be entitled, upon Voorheis exercising any such options, to an additional cash payment in certain circumstances.  The agreement also provides for certain payments to VC&Co. in specified circumstances where the agreement is terminated in connection with a change of control of the Corporation occurring on or after August 15, 2007.  These circumstances include VC&Co. terminating the agreement for good reason, which includes any termination by VC&Co. during the three-month period commencing on the date which is 90 days following such a change of control.

During the three-month period ended June 30, 2007, the Corporation paid $88,000 ($nil in the three-month period ended June 30, 2006) for advisory fees related to the disposition of ELR and $271,000 ($nil in the three-month period ended June 30, 2006) for fees and expenses related to other advisory work to Voorheis & Co. LLP, an advisory firm founded by and related to Voorheis.

5.	MORTGAGES RECEIVABLE

	June 30, 2007	March 31, 2007
1050 The Queensway (a)	$3,176	$3,129
Dufferin and Lawrence (b)	-	8,316
	$3,176	$11,445

(a)
In June 2002, the Corporation entered into an agreement for the sale of a property at 1050 The Queensway, Toronto, Ontario.  The transaction closed on August 27, 2004.  The sale price was $3.6 million, of which $0.9 million was received in cash on closing and $2.7 million was satisfied by a vendor take-back mortgage due on August 26, 2007.  Interest on the mortgage is calculated quarterly at the Bank of Nova Scotia prime rate, as set from time to time, and is payable in full on August 26, 2007.

The purchaser is developing a condominium project on the property.  The mortgage is secured by the property but is subordinated to financing obtained by the purchaser subsequent to the transaction for the development of the condominium project.  The Corporation is entitled to an

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

additional payment of $3,000 per condominium unit sold, which may result in a maximum additional payment of $0.9 million to the Corporation.  The Corporation has not recorded this contingent receipt in its accounts.

(b)
On October 31, 2006, Domgroup sold real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million. Pursuant to the sale, Domgroup received proceeds consisting of cash of $9.8 million and a vendor take-back mortgage for the balance. The mortgage is interest-free for the period from October 31, 2006 to October 31, 2008, and thereafter earned interest at 4.95%, calculated and payable quarterly. The whole of the principal sum of $9.8 million is due on October 31, 2009 with interest receivable on the last day of each of January, April, July and October 2009, the first payment of which would become due on January 31, 2009.  The carrying value of the mortgage was reduced to $8.3 million as at March 31, 2007. On June 7, 2007, Domgroup sold the vendor take-back mortgage for $8.3 million.

6.	INVESTMENTS

		June 30, 2007		March 31, 2007
		No. of		No. of
		Shares	Amount	Shares	Amount
Sun-Times	Class A shares	782,923	$ 4,346	782,923	$ 4,423
	Class B shares	14,990,000	83,209	14,990,000	84,689
		15,772,923	87,555	15,772,923	89,112
Other			62		62
			$ 87,617		$ 89,174

Sun-Times Class A and Class B shares

The Corporation's principal asset is its interest in Sun-Times.  On June 30, 2007 the Corporation owned, directly or indirectly, approximately 19.7% of the equity interest and 70.0% of the voting interest in Sun-Times (19.7% and 70.0%, respectively at March 31, 2007).

The Sun-Times Class A shares are listed on the New York Stock Exchange (symbol: SVN) and the Sun-Times Class B shares are not publicly listed.  The two classes have identical rights with respect to cash dividends and in any sale or liquidation, but different voting rights.  On all matters where the two classes vote together as a single class, including the election of Sun-Times directors, each Sun-Times Class A share is entitled to one vote and each Sun-Times Class B share is entitled to ten votes.  Sun-Times Class B shares are convertible at any time at the option of the holder into Sun-Times Class A shares on a share-for-share basis.  If the Corporation transfers the Sun-Times Class B shares, other than by way of a Permitted Transaction as defined in the corporate articles of Sun-Times, the Sun-Times Class B shares are automatically converted on a share-for-share basis into Sun-Times Class A shares.

At each of the reporting dates, the investment in the Sun-Times Class A shares and Sun-Times Class B shares is stated at fair value based on the quoted last bid price of the Sun-Times Class A shares at the end

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

of the reporting period, without regard to any potential premiums associated with the Sun-Times Class B shares.

The Corporation has obtained a report from an independent third party with respect to actual premiums realized by private and public companies in sale transactions involving multiple voting rights and actual market premiums, if any, where both classes of shares were listed and traded over the prior five calendar years. The report indicates that multiple voting right shares have realized an observed value of 0% to 26% above the trading value of non-multiple voting shares.

For the purposes of its consolidated financial statements, the Corporation has not assigned any additional value to these multiple voting rights.  The amounts at which the investment in Sun-Times shares could be sold at any given time may differ from the fair value based on quoted market values.

As at June 30, 2007 and March 31, 2007, an escrow agent held the 782,923 Sun-Times Class A shares owned by the Corporation (equivalent to 1,701,995 Series II preference shares exchangeable at 0.46 of a Sun-Times Class A share) in support of exchange requests made by holders of Series II preference shares.   As at these dates the 14,990,000 Sun-Times Class B shares owned by the Corporation were pledged as security for the Secured Notes held by U.S. Bank, National Association (formerly Wachovia Trust Company, National Association), as trustee.

The Corporation has recorded an unrealized loss of $1.6 million in the consolidated statement of operations for the three-month period ended June 30, 2007 ($13.2 million for the three months ended June 30, 2006), relating to the decrease in the fair value of its investment in Sun-Times, including the effects of currency exchange rates, based on the last bid price of a Sun-Times Class A share at each reporting date.

On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance". The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter".  As a result, the release states, "... [Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy". On December 13, 2006, Sun-Times announced that its board of directors had voted to suspend Sun-Times' quarterly dividend.  Dividends have not been re-instated.

The Corporation has made a number of filings with regulations in the United States in connection with its investment in Sun-Times, including a filing in connection with the developments described in note 19(c).

7.	ASSETS HELD FOR SALE

	June 30, 2007	March 31, 2007
Assets held for sale	$742	$7,210

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(a)
At March 31, 2006, the Corporation had entered into formal listing agreements with a commercial real estate agency for the listing for sale of the majority of its real property holdings, including its property at 10 Toronto Street.

(b)	The Corporation sold its 10 Toronto Street property for $14 million on May 8, 2007.

8.	PROPERTY AND EQUIPMENT

	June 30, 2007	March 31, 2007
Cost Leasehold interests Office equipment and other	$131 643	$5 4,098
	774	4,103
Accumulated amortization Leasehold interests Office equipment and other	31 16	5 3,404
	47	3,409
Net book value	$727	$694

9.	RETRACTABLE SERIES II PREFERENCE SHARES

The continuity of the shares is as follows:

	Number of s hares	Amount
Balance, March 31, 2007	1,701,995	$4,423
Unrealized gain	-	(77)
Balance, June 30, 2007	1,701,995	$4,346

The Series II preference shares, first issued in 1997 at $10 per share, are exchangeable, non-voting preference shares. On May 12, 1999, the Series II preference shares became redeemable at the holder's option for 0.46 of a Sun-Times Class A share held by the Corporation for each Series II preference share.  The Corporation has the option of making a cash payment of equivalent value on the redemption of the Series II preference shares.  Because the Series II preference shares were recorded as a financial liability when they became redeemable for Sun-Times Class A shares, the Corporation measures the obligation based on the fair value of the Sun-Times Class A shares until the financial liability is removed from the balance sheet.

In certain circumstances, the Corporation may satisfy its obligation to deliver Sun-Times Class A shares on a retraction of Series II preference shares by delivering Sun-Times Class A shares that are subject to restrictions on resale in accordance with applicable securities laws.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

As at June 30, 2007 and March 31, 2007, an escrow agent held the 782,923 Sun-Times Class A shares owned by the Corporation (equivalent to 1,701,995 Series II preference shares exchangeable at 0.46 of a Sun-Times Class A share) in support of exchange requests made by holders of Series II preference shares from time to time.

Each Series II preference share entitles the holder to a dividend in the amount equal to the Canadian dollar equivalent of 0.46 multiplied by any dividend on a Sun-Times Class A share (less any U.S. withholding tax thereon payable by the Corporation or any subsidiary).  Such entitlements, net of 5% U.S. withholding tax, are accrued based on the ex-dividend date of the Sun-Times Class A share dividend and the amounts are included in accounts payable and accrued liabilities at each reporting date.

As at June 30, 2007 and March 31, 2007, the retraction of and the obligation to pay dividends on the Series II preference shares was restricted by the terms of the Indentures governing the Secured Notes so long as certain events giving rise to a default have occurred and are continuing.  Events of default under the Indentures include the insolvency of RMI, failure to file certain financial statements by January 1, 2006 with the SEC and, in any quarter after January 1, 2006, the failure to receive cash of US$3.055 million from RMI or Sun-Times.

The Corporation has recorded an unrealized gain of $77,000 in the consolidated statements of operations for the three months ended June 30, 2007 on the Series II preference shares ($655,000 for the three months ended June 30, 2006).

10.	SECURED NOTES

	June 30,	March 31,
	2007	2007
Senior Notes
11-7/8% per annum, issued March 10, 2003, due March 1, 2011. (See below – 12-7/8% effective rate per annum)	$82,945	$89,934
Second Priority Notes
11-7/8% per annum, issued September 30, 2004, due March 1, 2011. (See below – 12-7/8% effective rate per annum)	15,951	17,295
	$98,896	$107,229

On March 10, 2003, the Corporation issued the Senior Notes with a principal value of US$120 million.  In June 2004, US$42 million principal amount of the Senior Notes was repaid with net proceeds from the offering of Subscription Receipts, reducing the outstanding principal amount of Senior Notes to US$78 million.  In September 2004, the Corporation issued US$15 million aggregate principal amount of Second Priority Notes.

The Senior Notes are secured by a first priority lien against the 14,990,000 Sun-Times Class B shares owned by the Corporation.  The Senior Notes are fully and unconditionally guaranteed by RMI.  The Second Priority Notes are also guaranteed by RMI and are secured by a second priority lien on the collateral securing the Senior Notes (see note 6).

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

Under the Indentures that govern both the Senior Notes and Second Priority Notes, the Corporation is subject to certain financial covenants and other restrictions.  Under the terms of the Indentures, the Corporation was required to cause an exchange offer registration statement to be declared effective with the SEC, within a certain period of time.  As a result of this registration default, the annual interest rate on the Secured Notes increased by ½% per year to 12⅜% from November 4, 2003.  The annual rate increased an additional ½% per year on February 2, 2004, resulting in the maximum additional interest rate of 1.0% per year over the 11⅞% interest rate on the Secured Notes until such time as the registration default is cured, whereupon the interest rate will revert to the original level.  The registration of the securities has not been and is not being sought by the Corporation.  After March 31, 2005, the Corporation was not in compliance with certain covenants of the Secured Notes and, as a result, the amount payable for the Secured Notes has been classified as a current liability on the consolidated balance sheets.

As a result of the Corporation's lateness in filing its financial statements as at and for the year ended December 31, 2003 with Canadian securities regulatory authorities and its inability to file its 2003 Form 20-F with the SEC within the required time period, subsequent to June 30, 2004, the Corporation was not in compliance with its obligations to deliver to relevant parties such documents as required under the Indentures.  This non-compliance led to a default under the Indentures.  However, on September 30, 2004, the Corporation sought and obtained a waiver with respect to this Event of Default (as defined in the Indentures).  At such time, the Corporation also sought and obtained consent for a temporary suspension of the Corporation's obligation under the Indentures to furnish relevant parties with periodic and other reports under applicable U.S. federal securities laws until January 1, 2006.  A consent fee equal to 3.5% of the US$78 million of the Senior Notes outstanding at that time or $3.5 million (US$2.7 million) was paid and expensed as financing fees in the 2004 fiscal year financial statements.  As a result of the Corporation's inability to file its financial statements by such date, the Corporation was required to pay a penalty in an amount equal to 0.50% of the principal amount of the Secured Notes outstanding as of December 31, 2005 to the trustees under the Indentures.  This amount, being $0.5 million (US$0.4 million), was accrued at December 31, 2005 and expensed as financing fees in the 2005 fiscal year financial statements and subsequently paid in the three-month period ending March 31, 2006.

The commencement of insolvency proceedings by RMI (see note 14(c)) caused an Event of Default under the terms of the Indentures governing the Secured Notes.  As a consequence, the relevant trustee under the Indentures or the holders of at least 25% of the outstanding principal amount of the Secured Notes have the right to accelerate the maturity of the Secured Notes.  Until such Event of Default is remedied or a waiver is provided by holders of the Secured Notes, the terms of each Indenture also prevent the Corporation from honouring retractions of its common shares and Series II preference shares submitted after April 19, 2005.

The Corporation has not received the minimum aggregate cash payments from RMI, Sun-Times and its subsidiaries as required under the terms of the Indentures in the three-month period ended June 30, 2007 nor in the years ended March 31, 2007 and 2006.  In the year ended December 31, 2005, the Corporation received $62.7 million from Sun-Times.  As a result, in addition to the continuing defaults and events of default of prior periods referred to above, an additional Event of Default under the Secured Notes has occurred. During the three months ended June 30, 2007, the Corporation expensed interest of $3.2 million (US$3.0 million) on the Secured Notes ($3.4 million (US$3.0 million) for the three months ended June

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

30, 2006). While there are certain continuing defaults under the Secured Notes, there are no payment defaults.

11.	CAPITAL STOCK

	June 30,	March 31,
	2007	2007
Authorized
Unlimited number of retractable common shares and an unlimited number of preference shares

Issued and fully paid
Series II preference shares (classified as liabilities – see note 9)
1,701,995 issued and outstanding	$-	$-
Retractable common shares
34,945,776 issued and outstanding	347,463	347,463
less: common shares submitted for retraction
153,949 (March 31, 2007 – 153,949 )	(1,531)	(1,531)
	$345,932	$345,932

The common shares are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for Sun-Times Class A shares of equivalent value or, at the Corporation's option, cash.  The retraction price determined each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Corporation's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Corporation on its liquidation, dissolution or winding-up in respect of any outstanding preference shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by Sun-Times of all or substantially all of its assets, which, in the opinion of the Corporation's board of directors, would not be refundable at such date, divided by the number of common shares outstanding on such date.

Dividends on the Series II preference shares are not paid until declared by the Corporation's board of directors. Under applicable corporate law, the Corporation cannot redeem shares or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due.  The Corporation is currently prevented from honouring retractions of its common shares and Series II preference shares as a consequence of the Corporation being in default under the terms of the Indentures governing the Secured Notes. As of June 30, 2007 and March 31, 2007, there were retraction notices from holders, net of subsequent withdrawals and cancellations of 153,738 common shares at a retraction price of $9.00 per share and of 211 common shares at a retraction price of $7.25 per share, which cannot be completed at the present time.  The value of the retraction notices outstanding at each reporting date has been included in accounts payable and accrued liabilities in these consolidated balance sheets.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

12.           contingencies and LEGAL MATTERS

The Corporation has been named as defendant, co-defendant or respondent in a number of legal proceedings and claims.  All claims made against the Corporation are being or will be defended.  Except as otherwise stated, no provisions have been made for any potential liability under these proceedings as management has determined that the likelihood and amount of loss are not determinable.  The following proceedings have been initiated against or by the Corporation (see also note 14):

(a)
There are two outstanding claims by Burnac Leaseholds Limited ("Burnac") and its affiliate, Crystalline Investments Limited ("Crystalline"), against Domgroup for arrears of rent and continuing rent relating to two properties that Dominion Stores Limited leased from these companies. The plaintiffs seek to hold Domgroup responsible for rent in relation to time periods after the leases were assigned to a third party.

In 1997, lawsuits were commenced by Crystalline and Burnac claiming just over $500,000.  The plaintiffs filed pre-trial briefs with the Court in 2000, in which they claimed damages of $2.6 million plus interest and costs.  In 2001, the Ontario Superior Court of Justice dismissed the claims and in 2002 an appeal from this decision by the plaintiffs was allowed.  Domgroup sought leave to appeal to the Supreme Court of Canada, which dismissed the appeal, but did not make any determination in respect of Domgroup's contention that the leases were surrendered by the actions of the landlords.  There has been no activity during the current period in this litigation.

(b)
The Corporation is co-insured on an insurance policy against which Sun-Times has made a claim for defence of the cases arising out of the Chicago Sun-Times circulation inflation allegations. On October 5, 2004, Sun-Times announced the overstatement of circulation figures for the Chicago Sun-Times, as reported in the circulation reports issued by the Audit Bureau of Circulations commencing in 1998.  As a result, lawsuits have been commenced by various parties for alleged damages resulting from such overstatement against Sun-Times.  Sun-Times and the Corporation are named co-insured for such losses under an insurance policy with Employers Reinsurance Corp. ("ERC").  ERC has commenced a complaint for declaratory judgment against Sun-Times and the Corporation.  The Corporation has not yet been served with the complaint.

(c)
On January 16, 2004, the SEC filed a complaint for civil injunctive relief in the U.S. District Court for the Northern District of Illinois (the "Illinois District Court") against Sun-Times, alleging, among other things, violations of securities laws for failure to disclose material information in required financial statements and altering books and records.  The Corporation was granted intervenor status on May 17, 2004.  A consent judgment was entered by the Illinois District Court on January 16, 2004, which restricts the Corporation's voting rights by providing for the appointment of a special monitor (the "Special Monitor") if any Sun-Times director is either:  (a) not re-nominated or re-elected at the expiration of his or her term; (b) elected without the support of at least 80% of the incumbent directors; or (c) removed prior to the end of his or her term.  The consent judgment is still in effect.  The Special Monitor provision was triggered in January 2006, when two nominees of the Corporation were elected to Sun-Times' board of directors.  Those nominees are no longer on Sun-Times' board of directors, but the Special Monitor remains in place. Since then, the Corporation removed three directors from the Sun-Times Board and elected six new members to that board (see note 19(c)).

(d)
On February 10, 2004, Sun-Times commenced an action in the Ontario Court against the Corporation, RCL and RMI for access to and possession of all of Sun-Times' property in possession of the Corporation, RCL and RMI then maintained at 10 Toronto Street.  The parties negotiated and executed a protocol dated March 25, 2004 providing for access and possession by Sun-Times to the claimed property.  On March 5, 2004, a Statement of Defence and Counterclaim was issued by RCL and RMI against Sun-Times and two of its subsidiaries, seeking damages in the amount of approximately US$174.3 million for alleged breaches of the services agreements between the parties and for alleged unjust enrichment and tortious interference with economic relations.  On March 10, 2004, the Corporation filed a Statement of Defence and a Counterclaim against Sun-Times for $300 million, claiming that by refusing to pay its obligations under its services agreement with RCL, Sun-Times intended to cause RMI to default in its obligations to the Corporation under the March 10, 2003 Support Agreement between RMI and the Corporation, and intended to cause the Corporation to default on its obligations under its outstanding Secured Notes.  On August 11, 2004, Mr. Justice Farley granted a motion by Sun-Times to stay the counter-claims pending the conclusion of Sun-Times' action against the Corporation and others in the United States.

(e)
Class actions have been initiated against the Corporation and others in the United States and Canada alleging, among other things, that the Corporation and others failed to disclose the transfer of millions of dollars of Sun-Times' funds to others, falsified Sun-Times' financial results and materially misrepresented Sun-Times' sales of assets and its dealings with related parties.  Specifically:

(i)
In February and April 2004, shareholders of Sun-Times initiated three separate class action suits in the Illinois District Court against Black, various entities controlled directly or indirectly by Black, including the Corporation, Sun-Times, RCL and certain affiliated entities, and others.  On July 9, 2004, the Illinois District Court consolidated the three actions for pre-trial purposes.  The complainants assert claims under federal and Illinois securities laws, as well as various common law claims, including fraud, breach of fiduciary duty and aiding and abetting the breaches of fiduciary duty.  The complainants seek unspecified money damages, rescission, and an injunction against future breaches.  All defendants have brought motions to dismiss the actions and are awaiting a ruling.  In the meantime, discovery is stayed.  On August 2, 2007, the Corporation filed a suggestion of Bankruptcy with the Illinois District Court.

(ii)
On September 7, 2004, a group of Sun-Times shareholders initiated class proceedings in the Saskatchewan Court of Queen's Bench.  The defendants include Black, Sun-Times, certain current and former directors and officers of Sun-Times, the Corporation, RCL and certain affiliated entities, and others.  The representative plaintiffs allege, among other things, deceit, breach of fiduciary duty, unjust enrichment, misrepresentation and negligence, and seek unspecified monetary damages.  The litigation in Saskatchewan has been stayed until September 15, 2007.  On September 7, 2004, the plaintiffs commenced similar class proceedings in the Ontario Superior Court of Justice.  On February 3, 2005,

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

the plaintiffs initiated a similar class action in the Quebec Superior Court.  The plaintiffs allege, among other things, breaches of fiduciary duty and breaches of obligations under the Canada Business Corporations Act ("CBCA").

In July 2007, the Corporation entered into an agreement to settle these class actions (see note 19(d)).

(f)
On September 3, 2004, upon the application of Catalyst, the Honourable Mr. Justice Campbell of the Ontario Court ordered the appointment of an inspector over the affairs of the Corporation pursuant to section 229 of the CBCA.  By further Order dated October 27, 2004, Ernst & Young Inc. was named inspector (the "Inspector").  The Orders required the Inspector to conduct an investigation into the affairs of the Corporation and specifically into related party transactions and non-competition payments in the period from January 1, 1997 to and including December 2004 (the "Inspection").  The Inspector provided certain interim reports to the Ontario Court and filed a comprehensive report with the Ontario Court on November 14, 2005.  While the Inspection has been largely inactive since November 2005, it has not been terminated.  Certain Orders were issued to facilitate the sale of the real property at 10 Toronto Street.

(g)	On November 15, 2004, the SEC filed an action in the Illinois District Court against Black, Radler and the Corporation seeking injunctive, monetary and other equitable relief (the "SEC Action").

The SEC allegations against the Corporation include that: (i) the Corporation allegedly made material misstatements and omissions in its responses to Sun-Times' 1999 and 2000 proxy questionnaires and in the Corporation's 2001 and 2002 Form 20-F, Form 40-F and proxy statement filings with the SEC concerning US$16.55 million in payments it allegedly fraudulently received in connection with non-compete agreements associated with certain sales transactions; (ii) the Corporation allegedly failed to file its 2003 Form 20-F; (iii) the Corporation knew or was reckless in not knowing that Sun-Times' filings with the SEC were false and misleading because Sun-Times failed to disclose the non-compete payments made to the Corporation; (iv) the Corporation is liable for Sun-Times' alleged violations of certain federal securities laws during this period as a result of the Corporation's alleged failure to disclose properly the non-compete payments it received; and (v) the Corporation allegedly falsified or caused to be falsified books, records and accounts subject to federal securities laws and allegedly circumvented or failed to implement a system of internal accounting controls.

The SEC Action seeks the following relief as against the Corporation: (i) disgorgement of alleged ill-gotten gains by the Corporation and unspecified civil penalties; (ii) a voting trust upon the shares of Sun-Times held by the Corporation; and (iii) an order enjoining the Corporation from further violations of federal securities laws. A status hearing is scheduled for September 19, 2007.  The SEC Action is stayed pending resolution of the criminal case against Black and others in Illinois.

(h)	The Corporation is named as a co-defendant in a complaint filed in the Illinois District Court by Sun-Times claiming damages and recovery for, among other things, alleged breaches of

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

fiduciary duty relating to alleged improper management fees, sales and transfers of assets, non-competition payments and other payments (the "Second Amended Complaint").  Sun-Times is seeking damages from all defendants of US$542 million, including pre-judgment interest of US$117 million.  Repayment has previously been made of certain non-compete payments (see note 4(e) above).  On December 13, 2004, all defendants filed motions to dismiss the Second Amended Complaint.  These motions were denied, and all parties have answered the Second Amended Complaint.  In February 2006, the magistrate judge, to whom the case was assigned for discovery issues and all non-dispositive pretrial motions, granted the U.S. Attorney's Office's motion to stay discovery in the case until the conclusion of the criminal proceedings against Black and others.  On July 6, 2006, the Corporation filed a motion for leave to file a counterclaim against Sun-Times.  The motion was granted but Sun-Times has appealed the ruling and has separately moved to dismiss the counterclaim.  The parties are awaiting a ruling in respect of both of these matters.  On June 20, 2007, the magistrate judge partially lifted the discovery stay to allow Sun-Times and the Corporation to take discovery from each other and certain third parties on the Corporation's counterclaim.  A status hearing in this matter has been set for August 14, 2007, to review the implications of the Chapter 15 Filing (see note 19(e)).

(i)
By Statement of Claim issued on January 14, 2005, Stockgroup Information Systems Inc. and Stockgroup Media Inc. (collectively, "Stockgroup") commenced an action in the Ontario Court against the Corporation and others.  Stockgroup claims against the defendants, jointly and severally, damages in the amount of approximately $0.5 million for reimbursement of prepaid advertising expenses.  The action against the Corporation was dismissed by order of the Ontario Court dated May 15, 2007.

(j)
On March 4, 2005, the Corporation commenced an application in the Ontario Court against American Home Assurance Company ("American Home"), Chubb Insurance Company of Canada ("Chubb"), Royal & Sun Alliance Insurance Company of Canada, ACE INA Insurance Company, Zurich Insurance Company of Canada, AXA Canada, Temple Insurance Company, Continental Casualty Company, Lloyd's Underwriters and Gerling Global Canada (the "Insurers").  The relief sought included both an order requiring the Insurers to indemnify the Corporation under the insurance policies issued by them to the Corporation in respect of certain legal expenses incurred in the defence of various actions and an injunction to restrain American Home and Chubb from paying out the limits of their respective policies (collectively US$50 million) to fund a settlement of certain claims against the independent directors of Sun-Times advanced by Cardinal Value Equity Partners ("Cardinal") in a derivative action commenced by Cardinal in the Delaware Court of Chancery.

The settlement by the Insurers was approved by the Ontario Court, following which it was approved by the Delaware Court of Chancery on or about November 13, 2006.  The Corporation then pursued its claims for indemnification in respect of legal expenses against the remaining excess insurers.  On or about March 22, 2007, Justice Campbell of the Ontario Court ruled that the Corporation's application for payment of its legal expense was premature.  The Corporation is appealing this decision to the Court of Appeal for Ontario.  It is anticipated that the appeal will be heard in December 2007.  In July 2007, the Corporation entered into an agreement to settle litigation over the Corporations directors and officers insurance coverage (see note 19(d)).

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

(k)	On March 18, 2005, the Corporation received a Notice of Hearing and Statement of Allegations issued by staff of the OSC in respect of an administrative proceeding against the Corporation and others. The allegations in the Notice of Hearing relate to the period between 1998 and 2002, except for those that relate to the Corporation's inability to file financial statements. The Notice of Hearing states that the OSC will consider making an order requiring the Corporation and others to (i) pay an administrative penalty of not more than $1 million for each failure by the Corporation to comply with Ontario securities law, (ii) disgorge to the OSC any amounts obtained as a result of non-compliance with Ontario securities law, and (iii) pay the costs of the OSC investigation and any proceeding. The Corporation filed a reply with the Secretary of the OSC disputing the allegations made in the Notice of Hearing. This hearing has been scheduled to commence mid-November 2007 and is expected to continue into 2008. Certain of the respondents to the proceeding, other than the Corporation, have requested an adjournment of the hearing. As a result, the hearing may not commence as currently scheduled.

(l)
On April 20, 2007, the Corporation filed a statement of claim in the Ontario Court against Black, Barbara Amiel-Black (the spouse of Black and a former director of the Corporation) ("Amiel-Black"), Radler, John Boultbee (a former officer of the Corporation) ("Boultbee") and Peter Y. Atkinson (a former officer of the Corporation) ("Atkinson") seeking a declaration that it is not liable to indemnify those parties under certain indemnity agreements to which the Corporation is a party and that the agreements are void and unenforceable.  The action also seeks recovery of any payments made by the Corporation to the defendants pursuant to the agreements.

(m)
On May 15, 2006, the Corporation signed a cooperation agreement with the United States Attorney for the Northern District of Illinois ("U.S. Attorney").  In this agreement, the Corporation acknowledges that the U.S. Attorney developed evidence that the Corporation "is criminally liable because one or more of [the Corporation's] former officers, directors or employees violated federal criminal law with the intent, in part, to benefit [the Corporation] in connection with the . . . fraudulent diversion of approximately [US]$16.55 million from [Sun-Times] to [the Corporation]".  The Corporation also acknowledged "that one or more of its officers, directors or employees acted illegally in connection with [the Corporation's] receipt of approximately [US] $16.55 million in non-compete payments and that it is responsible for repayment of such money".  These amounts have been repaid (see note 4(e)).  The Corporation has agreed to cooperate with the U.S. Attorney in its investigation and prosecution of certain matters relating to Sun-Times, in accordance with the terms of the cooperation agreement.  The U.S. Attorney has agreed not to prosecute the Corporation "for any crimes committed by its officers, directors or employees relating to the sale of various [Sun-Times] newspaper publishing groups in the United States between 1998 and 2000".  However, the Corporation can be prosecuted if it violates the cooperation agreement.

(n)
By Amended Statement of Claim dated October 25, 2006, 783783 Alberta Ltd. c.o.b. as Vue Weekly ("Vue") commenced an action against several parties including the Corporation and Hollinger Canadian Publishing Holdings Co. ("HCPH"), in the Court of Queen’s Bench of Alberta.  The action centers on Vue's allegation that SEE Magazine ("SEE"), Vue's main competitor, was improperly deemed to be a "Canadian newspaper" for tax purposes and, therefore, obtained preferential tax treatment, when it should not have been considered to be a

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

Canadian newspaper.  It is alleged in the action that SEE is published by Great West Newspaper Group Ltd. ("Great West"), through its wholly-owned operating subsidiary Gazette Press Ltd. and that Great West is jointly owned by Jamison Newspapers Inc. and HCPH.  According to the Statement of Claim, HCPH is wholly owned by Sun-Times.  In the action, Vue seeks a declaration that SEE was not a "Canadian newspaper" under the Income Tax Act (Canada) and seeks damages from the defendants, jointly and severally, in the sum of at least $5.0 million.

(o)
The Corporation has incurred significant legal expenses in the defence of various actions brought against it and others in both the United States and Canada.  As disclosed in note 12(j), the Corporation has, in turn, advanced a claim against its directors' and officers' liability insurers asserting that, under the terms and conditions of the relevant policies, these insurers are required to indemnify the Corporation in respect of the legal expenses incurred in connection with some of the actions brought against the Corporation.  In July 2007, the Corporation entered into an agreement to settle litigation over the Corporations directors and officers insurance coverage (see note 19(d)).

(p)
Pursuant to certain indemnification and advancement provisions of Sun-Times' Certificate of Incorporation and bylaws, Black filed suit against Sun-Times in Delaware seeking an advancement of US$6.8 million for legal fees incurred by him in connection with lawsuits and investigations to which he was subject.  Although Black entered into a court-ordered stipulation in June 2004 limiting his advancement with respect to the fees of specific law firms in these legal actions to only 50% of his legal fees, he later demanded 100% advancement for fees and disbursements of firms that Black asserted were not covered by the stipulation and filed suits against Sun-Times on these issues. Sun-Times responded to Black's complaint and included a counterclaim against Black and a third-party equitable contribution claim against the Corporation for 50% of any advancement amounts that it has paid or will in the future be required to pay to Black, Amiel-Black, Radler or Boultbee (former officers of the Corporation).  Sun-Times argues that the Corporation should be required, as a matter of equity, to share Sun-Times' advancement costs because the Corporation allegedly is obligated to indemnify those same individuals.

In April 2006, Black and Sun-Times settled this dispute.  The settlement called for Sun-Times to pay $4.4 million to Black for legal fees already incurred, 75% of future fees related to the criminal prosecution, and 50% of future fees related to certain other cases. In the settlement and dismissal of Black's claims against Sun-Times, Sun-Times explicitly reserved the right to pursue its third-party equitable contribution claim against the Corporation.  In June 2006, Sun-Times filed an amended third party complaint against the Corporation for equitable contribution toward the amounts of legal fees Sun-Times has advanced and will in the future advance to Black, Boultbee, Radler and Amiel-Black.  On November 6, 2006, the Delaware Court of Chancery denied the Corporation's motion to dismiss the third party complaint. The case is temporarily stayed pending settlement discussions between the parties.  The Corporation has accrued $24.3 million with respect to such indemnities ($18.1 million at March 31, 2007 (see note 4(d)).

(q)	On March 14, 2007, Radler issued a Statement of Claim against the Corporation pursuant to which he claims damages for breach of contract in the amount of $1 million and a declaration

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

that the Corporation is obliged to indemnify him in respect of all costs, charges and expenses incurred by him in respect of various civil, criminal or administrative actions to which he has been made a party by reason of Radler having been a director of the Corporation.

The following is a summary of other contingencies:

(r)
Certain of the employees of wholly-owned subsidiaries of the Corporation participated in the RCL Plan. Due to the status of RCL, the Superintendent of Financial Services of Ontario appointed Morneau Sobeco as the administrator of the RCL Plan and Morneau Sobeco has requested that the pension plan be wound-up (see note 3(a)).  TSI employees ceased participating in the RCL Plan effective December 31, 2005.

(s)
The balance sheets include a liability for contingencies in the amount of approximately $4.0 million ($4.0 million at March 31, 2007) associated with issues under discussion with Canadian tax authorities.  The Corporation records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred.  The Corporation's contingency reserves represent liabilities for estimated taxes, interest and penalties through June 30, 2007, and principally relate to certain related-party transactions that occurred prior to the 2004 taxation year.  The ultimate resolution of the tax contingencies is dependent on further submissions to and discussions with the tax authorities.  While management is of the view that the contingent liabilities recorded for these matters are adequate, it is not known what the financial implications of the ultimate resolution will be.

(t)
In 2006, the Corporation received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspectorship and litigation in which the Corporation and Catalyst were parties.  The liability previously accrued of $4.0 million at March 31, 2007, was reduced to $2.0 million at June 30, 2007 to reflect the actual amount required to settle the Catalyst claim, as described in note 19(a).  (See also note 4(g).)

(u)
On May 31, 2007, the Corporation commenced proceedings in the Ontario Court against its former banking syndicate members, Canadian Imperial Bank of Commerce, Toronto-Dominion Bank and the Bank of Nova Scotia seeking recovery of, among other things, $65.2 million and interest thereon which those banks received from the Corporation in March 2003.

(v)
There was no directors' and officers' liability insurance from July 2004 to the end of June 2005.  The Corporation's indemnity obligations to directors and officers serving during this period continue in full force and effect.

(w)
The Corporation is also currently subject to litigation in the ordinary course of business.  In the opinion of management, any liability in respect of such litigation will not have a material adverse effect on the Corporation's financial condition.  In the opinion of management, there can be no certainty that additional, potentially material, new litigation will not arise.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

Although the Corporation has accrued or disclosed, where appropriate, all contingent liabilities that the Corporation is aware of to-date, there could be claims or counterclaims asserted in the future based on the past actions of the Corporation or its former directors or officers.  As a result, additional, potentially material, claims may still arise.

13.	GUARANTEES AND COMMITMENTS

Secured Notes

In connection with the issuance of the Secured Notes, the Corporation has agreed to indemnify the initial purchaser of the Secured Notes against any losses or damages resulting from inaccuracy of financial statements, taxes and compliance with securities legislation. The Corporation also agreed to indemnify the initial purchasers of the Secured Notes against any related tax liabilities arising from payments made with respect to the Secured Notes, except taxes on a Noteholder's income. These indemnities generally extend for the term of the Secured Notes and do not provide for any limit on the maximum potential liability.

The Corporation is unable to estimate the maximum potential liability for these types of indemnities, as the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in these consolidated financial statements with respect to these indemnifications.

Property Leases

A subsidiary of the Corporation has agreed to indemnify landlords under its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of lease covenants and accidents or injuries occurring on the leased property.

No claims have been made to date.  The Corporation is unable to estimate the maximum potential exposure for these types of indemnities as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time.

The Corporation has operating leases relating primarily to real property leased for former Dominion Store locations.  Future minimum operating lease payments are $256,000 remaining in fiscal 2008, $195,000 in 2009, $55,000 in 2010 and $15,000 in 2011.

Dispositions

In connection with certain dispositions of assets and/or businesses, the Corporation has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Corporation has also retained certain liabilities for events occurring prior to sale relating to tax, environmental, litigation and other matters. Generally, the Corporation has indemnified the purchasers in circumstances where a third party has asserted a claim against the purchaser that relates to a liability retained by the Corporation. These types of indemnities typically extend for a number of years or, in some cases, indefinitely.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

No claims have been made to date.  The Corporation is unable to estimate the maximum potential liability for these indemnities, as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Historically, the Corporation has not made any significant indemnification payments under such agreements and no amounts have been accrued in these consolidated financial statements with respect to these indemnification agreements.

The Corporation continues to monitor the conditions that are subject to indemnities to identify whether it is probable that a loss has occurred.  The Corporation would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Claims for Indemnities and Indemnification Agreements

(a)
With respect to certain former directors, the Corporation has entered into trust and contribution agreements with a third party trustee with respect to trusts that have since been wound-up. There is a continuing indemnity obligation to the trustee in respect of these trusts.

(b)
On January 27, 2006, Black, Amiel-Black, Moffatt Management Inc. and Black-Amiel Management Inc. issued a Notice of Action against the Corporation, Sun-Times, Argus, RCL, RMI, Radler, Torys LLP and KPMG LLP seeking contribution and indemnity in respect of claims made against them (among others) in various proceedings in Canada and the United States.  On February 27, 2006, the plaintiffs issued a statement of claim against the defendants in respect of this contribution and indemnity claim.  As against the Corporation, the plaintiffs claim that they are entitled to contribution to the extent of the Corporation's own liability in the event that the plaintiffs are found jointly liable for any of the claims in the proceedings.  Black and Amiel-Black further claim indemnification from the Corporation for any and all liability, costs, charges and expenses incurred by them in connection with the proceedings by reason of their having been officers or directors of the Corporation.  This statement of claim was amended on November 8, 2006.  No steps have been taken to move this action forward.

(c)
In addition to the indemnities discussed at (a) and (b) above, the Corporation has from time to time entered into customary indemnification agreements and arrangements with its directors and officers, consistent with its by-laws and governing statutes, that could give rise to additional claims against the Corporation.

14.	OTHER LEGAL MATTERS

(a)
On March 29, 2005, the Corporation and Domgroup issued a Statement of Claim in the Ontario Court against RCL, RMI, Moffatt Management Inc. and Black-Amiel Management Inc., as well as Black, Radler, Boultbee and Atkinson.  The claims made are for monetary damages from all defendants jointly and severally in the amount of $550 million, as well as reimbursement of certain amounts owing to the Corporation in the amount of approximately $86 million, plus accrued interest and costs.  The monetary damages include management fees and non-competition payments paid during the period since 1998, as well as reimbursement of fees and costs related to the Inspection and the Strategic Transaction.  The claim alleges diversion of corporate opportunities, breach of fiduciary duties and oppression.  Certain defendants have

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

instituted motions to stay the action and strike some parts of the Statement of Claim. Minor amendments were made to the Statement of Capital Claim on July 26, 2007.

(b)
On February 27, 2006, the Corporation and certain subsidiaries issued a Statement of Claim in the Ontario Court against RCL, RMI, 509643 N.B. Inc., 509644 N.B. Inc., 509645 N.B. Inc., 509646 N.B. Inc., 509647 N.B. Inc., Moffatt Management Inc., Black-Amiel Management Inc., Argus, Conrad Black Capital Corporation (“CBCC”), Hollinger Aviation Inc., Mowitza Holdings, Inc., 364817 Ontario Limited, F.D. Radler Ltd., 1269940 Ontario Limited, 2753421 Canada Limited, Black, Amiel-Black, Radler, Boultbee, 1406684 Ontario Limited and Atkinson.  In total, the Corporation has claimed damages and other monetary relief against Black and the other defendants in excess of $750 million.  Minor amendments were made to the Statement of Claim on August 10, 2006.  The Statement of Claim alleges that the defendants harmed the plaintiffs by, among other things, causing or engaging in:

•	a series of transactions pursuant to which the Corporation's operating assets were sold to Sun-Times for below market value;

•	the diversion of significant management fees to RCL (and others), which had been previously paid to the Corporation;

•	a series of stock transactions conducted by the Corporation that enabled RCL to increase its ownership of the Corporation at no cost to RCL, but at significant cost to the Corporation;

•
a series of improper and unfair public market debt financings wherein Black and certain of his associates caused the Corporation to loan money to RCL and to themselves personally at interest rates highly unfavourable to the Corporation and highly favourable to Black, RCL and other individual defendants;

•	a pattern of improper conduct designed to enrich Black and the other defendants at the expense of the Corporation by misappropriating corporate opportunities of the Corporation;

•
the diversion to the Corporation from Sun-Times of so-called "non-compete payments" arising from the sale by Sun-Times of certain of its U.S.-based community newspapers, which caused the Corporation significant damage; and

•	the active concealment of wrongdoing from the Corporation's board of directors.

On August 18, 2006, pursuant to an Application by the Corporation brought without notice, the Ontario Court granted a Mareva injunction against Black and Amiel-Black freezing their assets

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

and those of entities controlled by them.  On September 29, 2006, the Ontario Court replaced the Mareva injunction with a Consent Order continuing the freezing of the assets of Black, Amiel-Black and entities controlled by them, subject to the terms of a confidential settlement agreement, pending resolution of the claims which have been filed against them by the Corporation.

(c)
On April 20, 2005, the Ontario Court issued the Ravelston CCAA and Receivership Order (see note 4(b)).  At that time, the Ravelston Receiver was appointed as receiver and manager of all of the assets of RCL and RMI, except for the shares of Sun-Times owned directly or indirectly by RCL (the "Excluded Shares").  The Ravelston CCAA and Receivership Order also provided, among other things, that until May 20, 2005 or such later date as the Ontario Court may order, no proceeding or enforcement process in any court or tribunal may be commenced or continued against or in respect of either or both of RCL and RMI, and any such proceedings then underway (including the Corporation's lawsuit) pertaining to RCL and RMI were temporarily stayed.  On June 7, 2007, the stay of proceedings was extended to November 2, 2007.

On May 18, 2005, the Ravelston CCAA and Receivership Order was extended to Argus and five of its subsidiaries, which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares. Further, the Ontario Court approved the agreement between Sun-Times and the Ravelston Receiver pursuant to which Sun-Times altered its shareholders rights plan to exempt the Ravelston Receiver from its provisions by making it an "exempt stockholder", the effect of which was to allow the Ravelston Receiver to take control of the Excluded Shares.  The agreement further provided that Sun-Times would not object to the sale by the Ravelston Receiver of a number of Common Shares in order to pay for the costs of the receivership.  On June 12, 2006, the Ontario Court appointed the Ravelston Receiver as manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly-owned subsidiary of RCL.

The Corporation and its subsidiaries have submitted proofs of claim in the insolvency proceeding of the receivership of RCL and RMI and their subsidiaries (the "Ravelston Entities").

On January 22, 2007, the Corporation served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation seeks an order confirming the secured obligations owed by RCL to the Corporation and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation claims that the secured obligations owing by RCL total more than $25 million.

On January 25, 2007, the Ontario Court heard a motion brought by the Ravelston Receiver seeking, among other things, approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, CBCC, Peter G. White ("White") and PGWML, a company controlled by White.

On February 7, 2007, the Ontario Court released its decision in respect of the motion brought by the Ravelston Receiver.  In this decision, the Ontario Court granted the Ravelston Receiver's motion and authorized the Ravelston Receiver to enter into the plea agreement.  Black, CBCC, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Court.  On March 5, 2007, the U.S. Court accepted RCL's guilty plea in accordance with the plea agreement.

On February 15, 2007, the Ontario Court issued a decision permitting Richter to file a "payments report" once it is finalized. The payments report would report on and analyze the monies received by and distributions made by RCL during the period of January 3, 2002 to April 20, 2005, by RMI during the period of July 3, 2002 to April 20, 2005 and by Argus during the period of January 1, 1999 to April 30, 2005.  On February 26, 2007, the Ontario Court of Appeal heard an appeal of this decision by Black and on March 1, 2007 it issued a decision denying the appeal and upholding the decision of the Ontario Court.  The payments report was filed on April 5, 2007 and a supplemental report was filed on May 2, 2007.

(d)
On July 6, 2006, counsel for Black served a demand letter on the Corporation demanding repayment of the sum of approximately $20.4 million advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Court of Chancery judgment dated June 28, 2004 (in respect of non-compete payments).  Black also demanded associated costs in the amount of $192,000, plus interest.  On December 13, 2006, Black served a Notice of Action and Statement of Claim on the Corporation pursuant to which Black seeks damages in the amount of these demanded repayments (see note 4(e)).

(e)
On February 7, 2007, the Corporation filed a notice of action against a former director, Ralph Barford, for damages arising from inadequate oversight of management and other breaches of duty.  Tolling agreements have been entered into with other former directors in respect of alleged claims.  The notice of action, statement of claim has been served on Mr. Barford.

15.	STOCK-BASED COMPENSATION

Share Option Plan

The Corporation has an Executive Share Option Plan (the "Option Plan") pursuant to which the Corporation can grant options to certain key executives for up to 5,560,000 common shares.  Unless amended, the options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following granting, on a cumulative basis, and options expire six years after the date of grant.  Unexercised options expire one month following the date of termination of the executive's employment, except in the case of retirement at normal retirement age, death or certain offers made to all or substantially all of the holders of common shares, in which events all unexercised options become exercisable in full.

In 2005, under the Advisory Agreement, the Corporation granted options to Benson Consulting to purchase an aggregate of 1,000,000 common shares under the Option Plan at an exercise price of $5.50.  These options contain accelerated vesting provisions and, as at June 30, 2006, all such options had vested.  The options granted under the Advisory Agreement expire on the date immediately following the date that is three years after the Advisory Agreement is terminated, provided that if any of the common shares is subject to any cease trade order or any similar restraint on trading during the last 18 months of such

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

three-year period, the exercise period of the options is extended by a period equal to the number of days any such trading restraint is in effect.  If, due to applicable law, including orders of securities authorities, Benson Consulting is unable to exercise such options or sell the common shares issuable on exercise of such options, the Corporation must provide alternate compensation to Benson Consulting having an equivalent total after-tax value.

Effective May 7, 2007, Voorheis was issued options to acquire 1,000,000 common shares under the Option Plan at an exercise price of $0.70 (see note 4(j)).  These options were fully vested on May 7, 2007 and expire on May 7, 2012.

Details of compensation expense recognized pursuant to the above are set out below.

Three months ended June 30, 2007

There were 1,000,000 options granted in the three-month period ended June 30, 2007.  At June 30, 2007, there were 2,000,000 fully vested options outstanding, having a weighted average exercise price of $3.10 per share.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions.  Such models require the use of subjective assumptions, including expected stock price volatility.  The principal assumptions used in applying the Black-Scholes option-pricing model for the options issued in fiscal 2008 were a risk-free interest rate of 4.16%, a volatility factor of 105.69%, no dividend yield and an expected life of five years.

An expense in the amount of $550,000 has been recognized for the three-month period ended June 30, 2007 relating to the options granted in fiscal 2008.  A corresponding amount has been recorded in contributed surplus.

Three months ended June 30, 2006

There were no options granted in the three months ended June 30, 2006, however, an expense of $27,000 was recorded relating to the vesting of options granted during the year ended December 31, 2005.

The principal assumptions used in applying the Black-Scholes option-pricing model for the options issued in 2005 were a risk-free interest rate of 3.78%, a volatility factor of 63.31%, no dividend yield and an expected life of four years.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

A summary of the status of the outstanding options is as follows:

	Number of stock options	Weighted average exercise price
Outstanding – March 31, 2007	1,000,000	$5.50
Granted in fiscal 2008	1,000,000	0.70
Outstanding – June 30, 2007	2,000,000	$3.10

Exercisable – March 31, 2007	1,000,000	$5.50
Vested in fiscal 2008	1,000,000	0.70
Exercisable – June 30, 2007	2,000,000	$3.10

Directors Share Unit Plan

Effective February 24, 1999, directors were permitted to elect up to 100% of total fees to which they were entitled to be paid in the form of deferred share units under the DSUP, as amended.  For a director that elected to participate, deferred share units equal to the number of common shares that could have been purchased in the open market for a dollar amount equal to the percentage of that director's fee was credited to an account maintained by the Corporation for that director under the DSUP.

Deferred share units are to be paid to the director no later than December 31 of the year following the calendar year in which the director ceased to serve, based on the market value of the common shares on the date of the payment.

The value of the units outstanding, all of which relate to former directors, at each of June 30, 2007 and March 31, 2007 is $251,000 and $243,000, respectively.  These amounts are included in the amounts due to related parties in these financial statements.

16.	CONTRIBUTED SURPLUS

A continuity of the Corporation's contributed surplus is as follows:
Balance at March 31, 2007	$22,733
Stock-based compensation recognized in the three months ended June 30, 2007	550
Balance at June 30, 2007	$23,283

Contributed surplus includes $2.4 million as at June 30, 2007 ($1.9 million as at March 31, 2007) relating to the recording of stock-based compensation (see note 15).

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

17.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivative Financial Instruments

Other than stock options (see note 15), the Corporation does not currently hold or issue derivative financial instruments.

Credit Risk

The Corporation's principal credit risks relate to amounts due from related parties which are the subject of litigation.

The Corporation has assessed collectibility and has taken an allowance where necessary.

Interest Rate and Currency Risk

All of the Corporation's third-party debt is at a fixed rate of interest and denominated in US dollars.

The Corporation’s investment in Sun-Times is denominated in US dollars.

Market Risk

The Corporation's investment in Sun-Times represents substantially all of its investments in publicly traded securities and is subject to the risk of fluctuations in the market price of those shares.

The Corporation's Series II preference shares are exchangeable for a fixed number of Sun-Times Class A shares. As a result, such shares are valued at an amount equivalent to the market price of the underlying Sun-Times Class A shares for which they are exchangeable. While the carrying value of these exchangeable shares will fluctuate with the market price of Sun-Times Class A shares, this market risk is mitigated by the Corporation's holding of such Sun-Times Class A shares.

18.	SEGMENT INFORMATION

Following the sale of its publishing segment, ELR (see note 2), the Corporation has one reportable segment: income-producing real estate properties. The Corporation's real estate properties are held through its subsidiary, Domgroup, and are located in Canada.  The Corporation's dividend income is principally derived from its investment in Sun-Times located in the United States.  Segment data not specifically attributable to the Corporation's reportable segment is presented in the table below.  Except as described in note 1, the accounting policies of the segments are the same as those described in the audited consolidated financial statements for the year ended March 31, 2007. The Corporation evaluates performance based on profit or loss from operations before income taxes, not including non-recurring gains and losses and foreign exchange gains and losses. The Corporation's reportable segment is a strategic business unit that offers different products and services. It is managed separately because the business requires different management and operating strategies.

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

	June 30, 2007
	Revenues for the three- month period	Property and Equipment	Total Assets
Canada	$584	$727	$65,009
United States	-	-	87,555

	$584	$727	$152,564

	June 30 2006	March 31 2007	March 31 2007
	Revenues for the three- month period	Property and Equipment	Total Assets
Canada	$964	$694	$66,179
United States	884	-	89,112

	$1,848	$694	$155,291

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

	Three months ended June 30, 2007
	Real Estate	Corporate	Totals

Revenues	$57	$-	$57
Dividend income	-	-	-
Interest income - third party	304	223	527
Total Revenue	$361	$223	$584

Interest expense - third party	$-	$2,684	$2,684
Interest expense - related party	-	2,026	2,026
Amortization	-	28	28
Income taxes (recovery)	(436)	(1,557)	(1,993)
Segment net profit	631	6,321	6,952
Segment property and equipment	-	727	727
Additions to property and equipment	-	134	134
Total assets	36,388	116,176	152,564

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

	Three months ended June 30, 2006
	Real Estate	Corporate	Totals

Revenues	$278	$-	$278
Dividend income	-	884	884
Interest income – third party	124	562	686
Total Revenue	$402	$1,446	$1,848

Interest expense – third party	$-	$3,605	$3,605
Interest expense – related party	-	1,861	1,861
Amortization	9	49	58
Income taxes (recovery)	78	(1,843)	(1,765)
Segment net profit (loss)	70	(13,950)	(13,880)

	March 31, 2007
	Real Estate	Corporate	Totals
Segment property and equipment	$-	$694	$694
Additions to property and equipment	-	-	-
Total assets	31,297	123,994	155,291

19.	SUBSEQUENT EVENTS

(a)
On July 12, 2007, the Corporation paid $2.0 million to Catalyst in settlement of the demand for $4.0 million by Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspection and litigation in which the Corporation and Catalyst were parties.

(b)
On July 13, 2007, guilty verdicts were returned in the Illinois criminal proceedings against Black, Boultbee and Atkinson.  Black was found guilty on three counts of mail fraud and one count of obstruction of justice.  Boultbee and Atkinson were each found guilty on three counts of mail fraud.  These convictions may be appealed by the defendants.  The conclusion of these criminal

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

trial proceedings may result in the lifting of stays of certain actions to which the Corporation is party (see notes 12(g) and (h)).

(c)
On July 31, 2007, the Corporation, as the holder of a majority in voting interest of the common stock of Sun-Times, delivered a written consent in lieu of a meeting to Sun-Times adopting resolutions that (i) removed three current directors from the Sun-Times Board of Directors, (ii) increased the size of the Sun-Times Board of Directors to eleven directors and (iii) elected each of William E. Aziz, Brent D. Baird, Albrecht Bellstedt, Peter Dey, Edward C. Hannah and G. Wesley Voorheis as directors to the Sun-Times Board of Directors.

(d)
On July 31, 2007, the Corporation entered into an agreement to settle securities class action suits pending against the Corporation, Sun-Times and a number of its former directors and officers in the United States and Canada, and an agreement to settle litigation over the directors and officers insurance coverage of the Corporation (see notes 12(e), 12(j) and 12(o).  These agreements are subject to court approval in the United States and Canada.

If approved, the securities class action settlement will resolve the claims asserted against Sun-Times, a number of its former directors and officers, certain affiliated companies, Sun-Times' auditor, KPMG LLP, and the Corporation in a consolidated class action in the Illinois District Court entitled In re Hollinger International Inc. Securities Litigation, No. 04C-0834, and in similar actions that have been initiated in Saskatchewan, Ontario, and Quebec, Canada.   Those actions assert, among other things, that from 1999 to 2003, defendants breached U.S. federal, state and/or Canadian law by allegedly making misleading disclosures and omissions regarding certain “non-competition” payments and the payment of allegedly excessive management fees.  The Corporation's settlement of the securities class action lawsuits will be funded entirely by proceeds from its insurance policies.  The settlement includes no admission of liability by the Corporation or any of the settling defendants, and the Corporation continues to deny any such liability or damages.

In addition, the Corporation's insurers will deposit $24.5 million in insurance proceeds into an escrow account to fund defence costs incurred in the securities class action and other litigation or other claimed losses.  The insurance carriers will then be released from any other claims for the July 1, 2002 to July 1, 2003 policy period.  The Corporation and other parties, including Sun-Times, will then seek a judicial determination regarding how to allocate the $24.5 million in insurance proceeds among the insureds who assert claims to the proceeds. Sun-Times and the Corporation have had negotiations concerning how any such proceeds awarded to them should be allocated between the two companies.  If they cannot reach an agreement on that issue, they have agreed to resolve it through binding arbitration.

The securities class action settlement is conditioned upon prior approval of the insurance settlement, and the insurance settlement agreement is conditioned upon subsequent approval of the class action settlement.  The parties will seek these approvals in the appropriate courts in the United States and Canada.

(e)	On August 1, 2007, the Applicants were granted the Initial Order and initiated a companion proceeding in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code (the

HOLLINGER INC.
Notes to Interim Consolidated Financial Statements
June 30, 2007

(unaudited)
(Tabular amounts are in thousands of dollars except where noted)

"Chapter 15 Filing").  Orders of the Canadian and U.S. Courts were obtained that have the effect of staying all actions or enforcement steps that might otherwise be taken against the Applicants, and provides them with an opportunity to facilitate a restructuring of their affairs.

The Initial Order stays all of the Applicants' obligations to creditors for an initial period of 30 days, and may be extended upon subsequent motions being made to the Ontario Court.

(f)
On August 9, 2007, Holcay Holdings Ltd ("Holcay"), a wholly-owned subsidiary of the Corporation, entered into an agreement to sell its 39.99% interest in the outstanding shares of Cayman Free Press Limited ("CFP") to CFP.  CFP is the owner and operator of The Compass newspaper in the Cayman Islands.  In addition, the agreement provides that, immediately prior to the closing of the transaction, CFP will pay a cash dividend to all of its shareholders.  Aggregate proceeds from the sale of shares and Holcay's share of the CFP dividend are approximately $5.5 million.  The closing of the repurchase transaction is subject to the receipt by CFP and its majority shareholder of financing on satisfactory terms.  Subject thereto, the transaction is expected to close by August 30, 2007.  The investment in CFP was written off by the Corporation in its 2003 consolidated financial statements and has no carrying value.

20.	COMPARATIVE AMOUNTS

Certain amounts have been reclassified to conform to the presentation adopted in the current period.